

Articles of Incorporation

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.





Prepared by **incfile**



Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only

WY Secretary of State
FILED: Apr 15 2020 8:12AM
Original ID: 2020-000911052

Profit Corporation
Articles of Incorporation

I.   The name of the profit corporation is:
CYASOON CORPORATION

II.   The name and physical address of the registered agent of the profit corporation is:
LEGALINC CORPORATE SERVICES INC.
5830 E 2nd St Ste 8
Casper, WY 82609

III.   The mailing address of the profit corporation is:
625 N PRINCE HENRY WAY
CAMERON, NC 28326

IV.   The principal office address of the profit corporation is:
625 N PRINCE HENRY WAY
CAMERON, NC 28326

V.   The number, par value, and class of shares the profit corporation corporation will have the authority to issue are:

Number of Common Shares:	2,000	Common Par Value:	$0.0100
Number of Preferred Shares:	0	Preferred Par Value:	$0.0000

VI.   The name and address of each incorporator is as follows:
INCFILE.COM LLC
17350 STATE HWY 249 #220, HOUSTON, TX, 77064

Signature: *LOVETTE DOBSON*   Date: **04/15/2020**

Print Name: **LOVETTE DOBSON**

Title: **INCORPORATOR**

Email: **EFILE1234@INCFILE.COM**

Daytime Phone #:   **(888) 462-3453**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: INCFILE.COM LLC

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual   ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *LOVETTE DOBSON*   Date: **04/15/2020**

Print Name: **LOVETTE DOBSON**

Title: **INCORPORATOR**

Email: **EFILE1234@INCFILE.COM**

Daytime Phone #: **(888) 462-3453**



Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Secretary of State

Consent to Appointment by Registered Agent

LEGALINC CORPORATE SERVICES INC., whose registered office is located at **5830 E 2nd St Ste 8, Casper, WY 82609**, voluntarily consented to serve as the registered agent for **CYASOON CORPORATION** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *LOVETTE DOBSON* Date: **04/15/2020**

Print Name: **LOVETTE DOBSON**

Title: **INCORPORATOR**

Email: **EFILE1234@INCFILE.COM**

Daytime Phone #: **(888) 462-3453**

STATE OF WYOMING
Office of the Secretary of State

    I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

CYASOON CORPORATION

    I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **15th** day of **April**, **2020** at **8:12 AM.**

Remainder intentionally left blank.



Filed Date: 04/15/2020

Edward A. Buchanan
Secretary of State

Filed Online By:

LOVETTE DOBSON

on 04/15/2020



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 07/07/2023 03:43 PM
Original ID: 2020-000911052
Amendment ID: 2023-004270885

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

CYASOON CORPORATION

2. Article number(s) **V** is amended as follows:
*See checklist below for article number information.

The number, par value, and class of shares the profit corporation corporation will have the authority to issue are:

Number of Common Shares: 10,000,000   Common Par Value: $0.0100
Number of Preferred Shares: 0   Preferred Par Value: $0.0000

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on **06/01/2023**
(Date – mm/dd/yyyy)



Received
JUN 22 2023
Secretary of State
Wyoming

P-Amendment – Revised June 2021

5. Approval of the amendment: *(Please check __only one__ appropriate field to indicate the party approving the amendment.)*

☐ **Shares were _not_ issued** and the board of directors or incorporators have adopted the amendment.

OR

☐ **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

☑ **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _[signature]_   Date: 06/21/2023
(May be executed by Chairman of Board, President or another of its officers.)   *(mm/dd/yyyy)*

Print Name: Ketan Chand   Contact Person: Ketan Y. Chand

Title: President, CEO   Daytime Phone Number: (307) 369-3018

                              Email: Ketan.chand@cyasoon.com
(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

Checklist

✓ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
✓ **Processing time is up to 15 business days** following the date of receipt in our office.
✓ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*
✓ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
✓ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**

RECEIPT



Secretary of State
Herschler Bldg East, Ste.100 & 101
Cheyenne, WY 82002-0020

TAPIBEN BHAGABHAI
KETAN Y CHAND
14113 S US HWY 441
LAKE CITY, FL 32024

RECEIPT INFORMATION

Receipt #:   **003110218**
Receipt Date: **07/07/2023**
Processed By: **Nicole Martinez**

| DO NOT PAY! |
| This is not a bill. |

Description of Charges	Reference	Quantity	Unit Price	Total
Common Amendment - Profit Corporation - Domestic	2023-004270885	1	$60.00	$60.00
	TOTAL CHARGES PAID			**$60.00**

Description of Payment	Reference		Amount
Payment-Check / Money Order	122		$60.00
	TOTAL PAYMENT		**$60.00**

In Reference To:
CYASOON CORPORATION (2020-000911052); Amendment ID: 2023-004270885

PAD or Billing Questions?
(307) 777-5343
SOSAdminServices@wyo.gov